Management’s Discussion and Analysis
For the three months ended March 31, 2024
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three months ended March 31, 2024

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023 and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2024 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of May 8, 2024. This discussion covers the three months ended March 31, 2024 (“Q1 2024” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and mineral resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.

Management’s Discussion and Analysis For the three months ended March 31, 2024

Management’s Discussion and Analysis For the three months ended March 31, 2024

BUSINESS OVERVIEW
Operations Description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first six years the Company has grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines in the Americas, an eighth mine expected to commence operations in 2024, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. The Company also has the Greenstone Project (“Greenstone”) in Canada, which had begun commissioning at year-end 2023 and is on track to pour gold in the first half of 2024.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2024
Operational
•Produced 111,725 ounces of gold
•Sold 116,504 ounces of gold at an average realized gold price of $2,066 per oz
•Total cash costs of $1,567 per oz and AISC of $1,950 per oz(1)
•Two lost-time injuries; total recordable injury frequency rate(2) of 1.55 per million hours worked for the 12-month rolling period (1.61 for the Quarter)
•Significant environmental incident frequency rate(2) per million hours worked of 0.30 per million hours worked for the 12-month rolling period (0.00 for the Quarter)
Earnings
•Income from mine operations of $11.4 million
•Net loss of $42.8 million or $0.13 per share (basic)
•Adjusted net loss of $14.4 million or $0.04 per share(1)
Financial
•Cash flow from operations before changes in non-cash working capital of $47.7 million ($17.9 million after changes in non-cash working capital)
•Adjusted EBITDA of $52.2 million(1)
•Sustaining expenditures of $44.6 million and non-sustaining expenditures of $69.3 million
Corporate
•Provided 2024 production and cost guidance of 660,000 to 750,000 ounces of gold at cash costs of $1,340 to $1,445 per oz and AISC of $1,630 to $1,740 per oz(1)
•Provided 2024 sustaining and non-sustaining expenditure guidance of $424 million
◦$212 million of sustaining expenditures, of which $196 million is sustaining capital expenditures(1)
◦$213 million of non-sustaining expenditures, of which $205 million is non-sustaining capital expenditures
◦Non-sustaining capital expenditures includes $95 million to advance Greenstone to commercial production
•For the three months ended March 31, 2024, the Company issued 10.9 million common shares under its at-the-market equity program (“ATM Program”) at a weighted average share price of $4.61 per common share for total gross proceeds of $50.2 million

(1)Cash costs per oz sold, AISC per oz sold, sustaining capital, sustaining expenditures, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three months ended March 31, 2024

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2024 (CONTINUED)
Construction, Development and Exploration
•Advanced Greenstone commissioning:
◦Commissioned crushing circuit, ore storage dome, high-pressure grinding rolls (HPGR), ball mill #1, and thickener and leach tanks; loaded flocculant and lime into the system during last week of March
◦More than 1.5 million tonnes of ore stockpiled for startup
◦Spent $54 million (Equinox Gold’s 60% share) during the Quarter
◦On track to achieve production in Q2 2024
◦Completed approximately 6.4 million hours project-to-date with 1 lost-time injury; 12-month rolling average TRIFR of 2.03

RECENT DEVELOPMENTS
•Commenced processing ore at Greenstone
◦Ore introduced into the grinding circuit on April 6, 2024
◦First gold pour expected in May, commercial production targeted by the end of Q3 2024
•On April 23, 2024, the Company announced it had entered into a binding share purchase agreement (“SPA”) with certain funds managed by Orion Mine Finance Management LP (“Orion”) to acquire Orion’s 40% interest in Greenstone Gold Mine GP Inc. (the “Transaction”), giving Equinox Gold 100% ownership of Greenstone
◦Equinox Gold will pay $995 million to acquire Orion’s 40% interest in Greenstone, payable as:
▪42 million common shares of Equinox Gold valued at $250 million;
▪$705 million in cash payable on closing; and
▪$40 million cash payable by December 31, 2024
◦Equinox Gold will fund the cash consideration with net proceeds from a new $500 million three-year term loan and a bought deal equity financing of 49,060,000 common shares of Equinox Gold at a price of $5.30 per common share (the “Offering”) for aggregate gross proceeds of approximately $260 million
◦The $500 million term loan will include a requirement that Equinox Gold hedge 15% of anticipated gold production through mid-2026
◦On April 26, 2024, the Company announced that the Offering, including an over-allotment option, has closed and the Company has issued 56,419,000 common shares for aggregate gross proceeds of $299 million
◦The Transaction is expected to close in Q2 2024, subject to customary closing conditions and receipt of certain regulatory and other approvals
•Subsequent to March 31, 2024, extended existing 2019 and 2020 convertible notes
◦Maturity date of the $139.7 million principal 5.00% convertible notes due April 12, 2024 (the “2019 Convertible Notes”) extended by six months to October 12, 2024
◦Maturity date of the $139.3 million principal 4.75% convertible notes due March 10, 2025 (the “2020 Convertible Notes”) extended by six months to September 10, 2025 and conversion price amended from $7.80 to $6.50
•On April 8, 2024, the Company reported a geotechnical event at Aurizona and a pause of mining activities while the Company establishes a remediation plan; milling and gold production continued from the ore stockpile through April. Subsequently, the Company commenced mining of the Tatajuba open pit at Aurizona and anticipates a ramp-up of mining activities to produce ore for plant feed by June 2024
•On April 9, 2024, the Company drew down $60.0 million on the Company’s revolving credit facility (the “Revolving Facility”)

Management’s Discussion and Analysis For the three months ended March 31, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Gold produced	oz	111,725	154,960	122,746
Gold sold	oz	116,504	149,861	123,295
Average realized gold price	$/oz	2,066	1,983	1,895
Cash costs per oz sold(1)(2)	$/oz	1,567	1,330	1,346
AISC per oz sold(1)(2)	$/oz	1,950	1,657	1,658
Financial data
Revenue	M$	241.3	297.8	234.1
Income from mine operations	M$	11.4	38.6	14.5
Net income (loss)	M$	(42.8)	3.9	17.4
Net income (loss) per share (basic)	$/share	(0.13)	0.01	0.06
Adjusted EBITDA(1)	M$	52.2	95.3	57.0
Adjusted net income (loss)(1)	M$	(14.4)	2.4	(8.2)
Adjusted EPS(1)	$/share	(0.04)	0.01	(0.03)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	125.3	192.0	284.9
Net debt(1)	M$	803.9	733.0	547.8
Operating cash flow before changes in non-cash working capital	M$	47.7	168.2	195.4
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Numbers in tables throughout this MD&A may not sum due to rounding.
Gold ounces sold in Q1 2024 were 6% lower compared to Q1 2023 primarily due to planned lower production at Los Filos, offset partially by higher production at Mesquite and RDM. At Los Filos, the lower production was planned as a result of mine sequencing, with more waste stripping during the Quarter as compared to Q1 2023, as well as the crusher being offline for most of the Quarter due to a planned repositioning of a portion of the conveyor. At Mesquite, the higher production was mainly due to higher ore tonnes stacked on the leach pad as a result of contribution from three pits during the Quarter compared to one pit in Q1 2023. At RDM, production was higher as a result of higher grades mined from in situ mining. RDM’s main ore source for Q1 2023 was from lower grade stockpiles.
Revenue was higher in Q1 2024 compared to Q1 2023 primarily due to a 9% increase in realized gold prices, offset partially by a decrease in gold ounces sold. The Company realized $2,066 per ounce sold in Q1 2024 generating $241.3 million in revenue, compared to $1,895 per ounce sold in Q1 2023 generating $234.1 million in revenue.
Cash cost per oz sold and AISC per oz sold were 16% and 18% higher in Q1 2024 compared to Q1 2023, respectively, primarily driven by lower production at Los Filos and higher costs at Fazenda and Santa Luz, offset partially by the impact of higher production at Mesquite. While input costs were generally lower in 2024, the impact of the strengthening of the Mexican Peso (“MXN”) and Brazilian Réal (“BRL”) compared to the USD more than offset these lower costs in Mexico and Brazil in Q1 2024.
In Q1 2024, income from mine operations was $11.4 million compared to $14.5 million in Q1 2023. The lower income from mine operations in Q1 2024 compared to Q1 2023 was mainly the result of lower income from operations at Castle Mountain, Fazenda and Santa Luz, offset partially by higher income from mine operations at Mesquite. Income from mine operations at Castle Mountain and Fazenda were impacted by higher operating costs, while Santa Luz was impacted by lower production compared to Q1 2023. The increase in Mesquite’s income from mine operations in Q1 2024 compared to Q1 2023 was driven by higher production compared to Q1 2023. Additionally, all sites benefited from higher realized gold prices, offset partially by the impact of the strengthening of the MXN and BRL on the Company’s Los Filos and Brazil operations.

Management’s Discussion and Analysis For the three months ended March 31, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
The net loss for Q1 2024 was $42.8 million (Q1 2023 - net income of $17.4 million). The net loss in Q1 2024 compared to net income in Q1 2023 was primarily due to other expense of $13.9 million in Q1 2024 compared to other income of $31.9 million in Q1 2023, in addition to lower income from mine operations and higher general and administrative and finance expense compared to Q1 2023 (refer to Financial Results section). Other expense in Q1 2024 was primarily due to a $11.6 million loss on the change in fair value of gold contracts as a result of an increase in average forward gold prices during the Quarter. Other income in Q1 2023 was primarily due to a $34.5 million gain on sale of the Company’s partial interest and reclassification of investment in i-80 Gold Corp.
In Q1 2024, adjusted EBITDA was $52.2 million (Q1 2023 - $57.0 million). In Q1 2024, adjusted net loss was $14.4 million (Q1 2023 - $8.2 million). The decrease in adjusted EBITDA and increase in adjusted net loss was primarily due to lower income from mine operations, a higher realized loss on foreign exchange and higher general and administrative expense compared to Q1 2023, offset partially by the impact of a $14.3 million realized gain on foreign exchange contracts in Q1 2024 compared to a realized gain of $5.4 million in Q1 2023. The increase in the adjusted net loss between periods was also due to higher finance expense compared to Q1 2023.
Sustaining and Non-sustaining Expenditures(1)

	Three months ended March 31, 2024		Three months ended March 31, 2023
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
Canada
Greenstone(3)(4)	$—	$52.8	$—	$85.8
USA
Mesquite	0.8	4.1	10.2	4.5
Castle Mountain	1.5	1.3	0.3	1.4
Mexico
Los Filos	17.4	—	6.6	0.2
Brazil
Aurizona	15.0	2.2	10.9	1.1
Fazenda	3.4	2.7	1.6	1.6
RDM	1.0	5.6	2.8	—
Santa Luz	5.4	0.8	0.1	0.4
Total sustaining and non-sustaining expenditures(2)	$44.6	$69.3	$32.5	$95.0
(1)Sustaining and non-sustaining expenditures include exploration expense and capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining expenditures is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining and non-sustaining capital expenditures for the three months ended March 31, 2024 were $39.0 million and $59.6 million, respectively (three months ended March 31, 2023 - $32.5 million and $88.4 million, respectively).
(3)For the three months ended March 31, 2024, non-sustaining expenditures at Greenstone exclude capitalized interest of $15.6 million (three months ended March 31, 2023 - $7.4 million).
(4)Non-sustaining expenditures at Greenstone reflect the Company’s 60% ownership of the project.

Management’s Discussion and Analysis For the three months ended March 31, 2024

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1986 and was acquired by Equinox Gold in Q4 2018.
Operating and financial results for the three months ended March 31, 2024

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Ore mined and stacked on leach pad	kt	2,786	3,844	1,428
Waste mined	kt	11,909	8,067	13,357
Open pit strip ratio	w:o	4.27	2.10	9.35
Average gold grade stacked to leach pad	g/t	0.35	0.52	0.24
Gold produced	oz	22,025	25,923	16,405
Gold sold	oz	23,783	24,190	16,406
Financial data
Revenue(2)	M$	49.0	48.6	31.4
Cash costs(1)	M$	27.4	25.9	18.5
Sustaining capital(1)	M$	—	0.1	10.2
Sustaining lease payments	M$	—	—	—
Reclamation expenses	M$	0.8	(0.1)	0.5
Total AISC(1)	M$	28.2	25.9	29.2
AISC contribution margin(1)	M$	20.7	22.7	2.2
Non-sustaining expenditures	M$	4.1	5.9	4.5
Unit analysis
Realized gold price per oz sold	$/oz	2,059	2,009	1,914
Cash costs per oz sold(1)	$/oz	1,153	1,070	1,129
AISC per oz sold(1)	$/oz	1,188	1,068	1,780
Mining cost per tonne mined	$/t	1.37	1.91	1.29
Processing cost per tonne processed	$/t	4.50	3.85	7.46
G&A cost per tonne processed	$/t	2.10	1.39	2.06
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2024 Analysis
Production
In Q1 2024, ounces produced were 34% higher at a 33% lower AISC per oz sold compared to Q1 2023. In Q1 2024, ounces sold were 45% higher and the average realized gold price was 8% higher compared to Q1 2023.
Production was higher in Q1 2024 compared to Q1 2023 as Q1 2024 had more than twice the recoverable ounces delivered to the leach pad with three pits contributing ore, whereas in Q1 2023 delivery of ore was predominantly from the Brownie pit.
The total tonnes mined in Q1 2024 was similar to Q1 2023 but ore tonnes mined were twice as much as Q1 2023, which reflects the relative position in the mining sequence, with completion of the current phase of mining from the Don Juan and Vista East pits and pre-stripping commencing for mining of the Ginger deposit. The strip ratio in Q1 2024 was 4.27 compared to 9.35 in Q1 2023.
Mining unit costs in Q1 2024 were in line with Q1 2023 despite a much lower strip ratio, as the waste hauls in Q1 2023 for Vista East 3 were much longer than waste hauls in Q1 2024. Process unit costs were lower in Q1 2024 compared to Q1 2023 due to stacking twice the ore tonnes in Q1 2024. Cyanide and lime prices were lower in Q1 2024, whereas consumption was higher reflecting higher quantities of fresh ore. G&A unit costs in Q1 2024 were in line with Q1 2023 despite an increase in ore tonnes stacked primarily due to the timing of lease payments.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Cash costs per oz sold in Q1 2024 were in line with Q1 2023. AISC per oz sold decreased in Q1 2024 compared to Q1 2023 due to higher ounces sold and minimal sustaining capital spend in Q1 2024 compared to Q1 2023, which had significant capitalized stripping.
Sustaining capital expenditures in Q1 2024 were nil. Non-sustaining expenditures in Q1 2024 were $4.1 million primarily related to lease payments for haul trucks, capitalized stripping in the Ginger pit and capitalized exploration drilling costs.
Exploration and Development
In Q1 2024, exploration work at Mesquite included a 4,970 meter (“m”) step-out reverse circulation (“RC”) drill program designed to test for extensions of the Ginger deposit, primarily to the north and west, and ongoing geological mapping of the main open pits to further enhance the geological model. Exploration expenditures at Mesquite in Q1 2024 were $0.8 million.
Outlook
Mesquite production guidance for 2024 is 75,000 to 85,000 ounces of gold, with approximately 60% of production expected in the first half of 2024 (“H1 2024”). Costs guidance for 2024 is cash costs of $1,345 to $1,445 per oz and AISC of $1,410 to $1,510 per oz. Budgeted sustaining expenditures of $5 million primarily relate to processing equipment. Budgeted non-sustaining expenditures of $82 million primarily relate to capitalized waste stripping of the Ginger pit.
In 2024, mining at Mesquite will be focused on waste stripping the Ginger pit, which is expected to deliver most of the ounces in early 2025. Efforts to establish additional Mineral Reserves through exploration and resource drilling are expected to continue and the Company will also continue the permitting required to enable mine life extensions beyond 2024.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021, Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three months ended March 31, 2024

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Ore mined and stacked to leach pad	kt	838	1,421	1,077
Waste mined	kt	1,154	506	676
Open pit strip ratio	w:o	1.38	0.36	0.63
Average gold grade stacked to leach pad	g/t	0.32	0.32	0.29
Gold produced	oz	4,716	5,977	4,455
Gold sold	oz	4,716	5,977	4,455
Financial data
Revenue(2)	M$	10.0	12.1	8.6
Cash costs(1)	M$	10.9	11.9	5.5
Sustaining capital(1)	M$	0.3	2.9	0.3
Sustaining lease payments	M$	1.0	1.0	1.0
Sustaining exploration expenditures	M$	0.1	0.0	0.0
Reclamation expenses	M$	0.1	0.1	0.1
Total AISC(1)	M$	12.4	15.9	6.9
AISC contribution margin(1)	M$	(2.4)	(3.8)	1.6
Non-sustaining expenditures	M$	1.3	1.3	1.4
Unit analysis
Realized gold price per oz sold	$/oz	2,118	2,030	1,920
Cash costs per oz sold(1)	$/oz	2,303	1,996	1,244
AISC per oz sold(1)	$/oz	2,618	2,658	1,567
Mining cost per tonne mined	$/t	3.26	3.44	2.71
Processing cost per tonne processed	$/t	9.27	5.77	5.37
G&A cost per tonne processed	$/t	2.91	2.08	1.85
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2024 Analysis
Production
In Q1 2024, ounces produced were 6% higher at a 67% higher AISC per oz sold compared to Q1 2023. In Q1 2024, ounces sold were 6% higher and the average realized gold price was 10% higher compared to Q1 2023.
Production was slightly higher in Q1 2024 compared to Q1 2023 mainly due to higher feed grades and a higher proportion of material being crushed. Crushing and agglomeration was achieved for 85% of ore processed in Q1 2024 compared to 63% for Q1 2023.
Mining unit costs were higher in Q1 2024 compared to Q1 2023 primarily due to higher mining contractor rates. Processing unit costs were higher in Q1 2024 compared to Q1 2023 as there was a higher proportion of ore tonnes crushed and agglomerated in Q1 2024 which results in higher unit costs compared to stacking run-of-mine (“ROM”) ore, but a lower amount of ore available to place on the leach pad. G&A unit costs were higher in Q1 2024 compared to Q1 2023 primarily due to fewer total ore tonnes processed in spite of higher total tonnes mined.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Cash costs per oz sold were higher in Q1 2024 compared to Q1 2023, driven by an increase in mining, processing and G&A unit costs as work continued to increase production. AISC per oz sold increased in Q1 2024 compared to Q1 2023 mainly due to the higher cash cost per oz sold. Cash costs and AISC per oz sold in Q1 2024 were also affected by a $2.5 million ($532 per oz sold) write-down of inventories to net realizable value (“NRV”), driven by the higher unit operating costs noted above.
Sustaining capital expenditures in Q1 2024 were $0.3 million for capitalized exploration. Non-sustaining expenditures in Q1 2024 were $1.3 million primarily related to Phase 2 permitting and engineering.
Exploration and Development
There was no exploration drilling at Castle Mountain in Q1 2024, nor is any planned for the year. A surface exploration program of geological mapping and channel sampling is expected to commence in Q3 2024, with the primary goal to sample previously identified mineralization exposed on surface so those data can be used in future Mineral Resource estimation. Exploration expenditures at Castle Mountain in Q1 2024 were $0.4 million.
Outlook
Castle Mountain production guidance for 2024 is 30,000 to 35,000 ounces of gold, with cash costs of $2,045 to $2,145 per oz and AISC of $2,125 to $2,200 per oz.
Costs at Castle Mountain are expected to remain elevated as a result of modifications to the crushing and agglomerating circuit to improve ore permeability and gold production. Budgeted sustaining expenditures at Castle Mountain in 2024 include $3 million of sustaining capital for a variety of equipment upgrades. The Company is advancing plans for a Phase 2 expansion at Castle Mountain, as discussed in the Development Projects section. Budgeted non-sustaining expenditures of $4 million include engineering and permitting work for the expansion.
Production and cost guidance for the Castle Mountain Mine is subject to change pending completion of an internal evaluation of the Phase 1 operation. The mine is currently operating as a small “phase 1” project designed to process mineralized material deposited in the open pits during prior mining operations while permitting and engineering for the Phase 2 expansion to more than 200,000 ounces of gold production per year is being advanced. As this permitting process is expected to continue into fiscal 2026, the Company is evaluating the Phase 1 operation to ensure appropriate allocation and preservation of capital, which could result in reduced operations-related activities and gold production from Castle Mountain Phase 1 through the remaining Phase 2 permitting period.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2024 involve three open pits (Los Filos, Bermejal and Guadalupe) and one underground mine (Los Filos). In February 2023, operations at Bermejal underground were suspended to defer development capital while the Company advances plans to improve productivity and reduce costs. Crushed and ROM ore from the various deposits is processed by heap leaching.
Operating and financial results for the three months ended March 31, 2024

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Ore mined - open pit	kt	895	1,307	2,401
Waste mined - open pit	kt	10,044	7,411	11,247
Open pit strip ratio	w:o	11.22	5.67	4.69
Average open pit gold grade	g/t	0.55	1.21	0.93
Ore mined - underground	kt	151	125	121
Average underground gold grade	g/t	3.13	3.26	3.36
Tonnes processed	kt	963	1,488	2,572
Ore re-handled for secondary leaching	kt	1,240	—	—
Gold produced	oz	23,955	42,210	39,574
Gold sold	oz	26,315	39,474	39,611
Financial data
Revenue(2)	M$	53.9	78.2	74.8
Cash costs(1)	M$	46.3	65.2	59.7
Sustaining capital(1)	M$	16.5	16.1	6.6
Sustaining lease payments	M$	0.1	—	—
Sustaining exploration expenditures	M$	0.1	—	—
Reclamation expenses	M$	0.7	0.7	0.8
Total AISC(1)	M$	63.8	82.0	67.2
AISC contribution margin(1)	M$	(9.9)	(3.8)	7.6
Non-sustaining expenditures	M$	—	0.2	0.2
Unit analysis
Realized gold price per oz sold	$/oz	2,048	1,982	1,889
Cash costs per oz sold(1)	$/oz	1,761	1,651	1,507
AISC per oz sold(1)	$/oz	2,424	2,078	1,696
Mining cost per tonne mined - open pit	$/t	1.96	2.65	1.97
Mining cost per tonne mined - underground	$/t	97.42	110.34	129.06
Processing cost per tonne processed	$/t	9.58	17.80	8.91
G&A cost per tonne processed	$/t	4.52	7.54	2.81
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2024 Analysis
Production
In Q1 2024, ounces produced were 39% lower at a 43% higher AISC per oz sold compared to Q1 2023. In Q1 2024, ounces sold were 34% lower compared to Q1 2023 and the average realized gold price was 8% higher compared to Q1 2023.
Production was better than plan in Q1 2024, but lower compared to Q1 2023 as Q1 2024 was primarily focused on waste stripping and development as planned, with a strip ratio of 11.2 compared to 4.7 in Q1 2023. Additionally, the portion of the conveyor between the crusher and agglomerator on the heap leach pad was relocated, resulting in the crusher being offline for approximately 70% of the Quarter, as planned.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Open pit mining unit costs in Q1 2024 were in line with Q1 2023. Underground mining unit costs in Q1 2024 were lower compared to Q1 2023 as a result of higher costs in Q1 2023 related to Bermejal underground activity. Processing unit costs increased in Q1 2024 compared to Q1 2023 due to fewer ore tonnes being placed in Q1 2024, while total processing costs in Q1 2024 decreased due to the crusher and conveyor being offline for approximately 70% of the Quarter as planned. G&A unit costs were 61% higher in Q1 2024 compared to Q1 2023 due to 63% fewer tonnes processed compared to Q1 2023.
Cash costs per oz sold were higher than Q1 2023 due to mine sequencing, with Q1 2024 having a lower proportion of ore tonnes and ounces placed resulting in higher average cost per oz. Cash costs per oz sold were also impacted by an 8% strengthening of the MXN compared to the USD in Q1 2024 as compared to Q1 2023. The increase in AISC per oz sold compared to Q1 2023 was due to the higher cash costs per oz sold and an increase in sustaining spend compared to Q1 2023 due to increased spend related to stripping in the Bermejal, Guadalupe and Los Filos open pits in Q1 2024.
Sustaining capital expenditures in Q1 2024 were $16.5 million primarily related to Bermejal, Guadalupe and Los Filos open pit capitalized stripping and Los Filos underground development. Non-sustaining expenditures in Q1 2024 were nil.
Exploration and Development
Exploration drilling at Los Filos during Q1 2024 included 1,982 m of infill core drilling in the Los Filos open pit area and 519 m of step-out drilling in the Los Filos underground. In addition to the drill programs, a major core re-logging exercise is ongoing and an additional 1,955 m of previously unsampled historical core was sampled during Q1 2024. Exploration expenditures at Los Filos in Q1 2024 totaled $1.3 million.
Outlook
Los Filos production guidance for 2024 is 155,000 to 175,000 ounces of gold, with approximately 60% of production expected in the second half of 2024, and with cash costs of $1,785 to $1,885 per oz and AISC of $2,090 to $2,190 per oz.
Budgeted sustaining expenditures at Los Filos of $50 million in 2024 include $15 million for Bermejal open pit development, $8 million for Los Filos open pit development, $5 million for Guadalupe open pit development, $3 million for Los Filos North underground development, $7 million for processing equipment and $5 million for exploration. There were no non-sustaining expenditures budgeted for Los Filos in 2024.
Currently, Los Filos operates as an open pit and underground mining operation with all ore being processed on a heap leach facility. To ensure the long-term viability of the mine and maximize the value of the gold endowment at Los Filos, a carbon-in-leach (“CIL”) plant is needed to increase gold recovery from higher-grade ore from both underground and open pit deposits.
Cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners. The Los Filos team is in a dialogue process with the three communities where the mine is located, with the goal of reaching new land access agreements with each of them in a collaborative and transparent way. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd CIL processing plant. If the Company is unable to satisfactorily complete these agreements, the Company will re-evaluate the current operation and may elect to cease operations. Accordingly, Los Filos production and cost guidance for 2024 is subject to change.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three months ended March 31, 2024

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Ore mined	kt	86	1,453	438
Waste mined	kt	3,641	5,347	3,513
Open pit strip ratio	w:o	42.26	3.68	8.02
Tonnes processed	kt	803	812	868
Average gold grade processed	g/t	1.04	1.44	1.00
Recovery	%	90.2	90.1	91.0
Gold produced	oz	23,857	34,104	25,800
Gold sold	oz	24,506	33,638	26,539
Financial data
Revenue(2)	M$	50.6	65.9	50.4
Cash costs(1)	M$	33.3	30.7	31.8
Sustaining capital(1)	M$	14.0	11.6	10.9
Sustaining lease payments	M$	0.4	0.5	0.3
Reclamation expenses	M$	0.5	0.4	0.3
Total AISC(1)	M$	48.2	43.2	43.3
AISC contribution margin(1)	M$	2.3	22.8	7.1
Non-sustaining expenditures	M$	2.2	3.5	1.1
Unit analysis
Realized gold price per oz sold	$/oz	2,065	1,960	1,901
Cash costs per oz sold(1)	$/oz	1,360	913	1,197
AISC per oz sold(1)	$/oz	1,973	1,283	1,634
Mining cost per tonne mined	$/t	4.04	3.32	3.27
Processing cost per tonne processed	$/t	11.72	12.68	12.22
G&A cost per tonne processed	$/t	5.58	5.30	5.02
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2024 Analysis
Production
In Q1 2024, ounces produced were 8% lower at a 21% higher AISC per oz sold compared to Q1 2023. In Q1 2024, ounces sold were 8% lower and the average realized gold price was 9% higher compared to Q1 2023.
Production was lower in Q1 2024 compared to Q1 2023 due to the mining sequence, with longer hauls in the Piaba open pit, and heavy rainfall and increased geotechnical activity reducing access to ore in lower sections of the Piaba pit. Consequently, in Q1 2024 the strip ratio was 42.3 compared to 8.0 in Q1 2023 and the operation relied on processing stockpiled ore.
Mining unit costs were higher in Q1 2024 compared to Q1 2023 primarily due to the impact of a contract renewal at higher rates with the current mining contractor. Processing unit costs were lower in Q1 2024 compared to Q1 2023 mainly due to lower pricing for cyanide and other reagents.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Cash costs per oz sold were higher in Q1 2024 compared to Q1 2023 due to the impact of mining deeper with longer hauls in the Piaba pit, as well as a 3% strengthening of the BRL compared to the USD compared to Q1 2023. AISC per oz sold was higher in Q1 2024 compared to Q1 2023, reflecting lower gold production, higher sustaining capital expenditures and higher cash costs per oz sold.
Sustaining capital expenditures in Q1 2024 of $14.0 million primarily related to capitalized stripping and completion of construction of a new tailings storage facility (“TSF”) which is now in use. Non-sustaining expenditures in Q1 2024 were $2.2 million primarily related to engineering studies for the planned underground portal and decline for underground development and drilling.
Exploration and Development
Exploration drilling activities continued in Q1 2024, with the primary focus being resource delineation of the western extension of the Tatajuba deposit, as well as continued testing of high potential regional targets. A total of 1,832 m of core drilling was completed during the Quarter on the Tatajuba deposit and 3,391 m of core drilling was carried out on regional exploration targets. Exploration expenditures at Aurizona in Q1 2024 were $1.3 million.
Outlook
Aurizona production guidance for 2024 is 110,000 to 120,000 ounces of gold, with cash costs of $1,070 to $1,170 per oz and AISC of $1,575 to $1,675 per oz. Budgeted sustaining expenditures at Aurizona of $58 million in 2024 include $35 million in capitalized stripping and $16 million for TSF expansion. Budgeted non-sustaining expenditures at Aurizona of $11 million in 2024 primarily relate to underground infrastructure and development.
On March 27, 2024, due to persistent heavy rains in Maranhão, Brazil, there was a displacement of material in two locations in the south wall of the Piaba pit at the Aurizona mine. As a result of this geotechnical event, access to the Piaba pit has been restricted and mining has been paused while the Company establishes an initial remediation plan and confirms the safety of the pit.
Milling and gold production continued from the existing ore stockpile until the end of April 2024. During Q2 2024, the Company expects the plant to be idle for 4 to 6 weeks while mining transitions to the Tatajuba deposit, from which mining was originally planned for Q4 2024. In April 2024, mining commenced at the Tatajuba open pit. Ore production for plant feed is anticipated to be in June 2024. The Company will provide an update for 2024 production guidance when more information becomes available.
The Company will perform an updated geotechnical assessment of the Piaba pit and nearby infrastructure to determine if further remediation is required for long-term stability. Once the outcome of the updated assessment is known, the Company will assess whether there is an indicator of impairment and a requirement to perform an impairment test for the Aurizona mine.
The Company is advancing plans for an expansion at Aurizona, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three months ended March 31, 2024

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Ore mined - open pit	kt	127	118	121
Waste mined - open pit	kt	1,429	989	1,556
Open pit strip ratio	w:o	11.22	8.36	12.83
Average open pit gold grade	g/t	1.10	1.18	1.51
Ore mined - underground	kt	158	262	193
Average underground gold grade	g/t	1.78	1.88	1.69
Ore mined - total	kt	285	380	314
Tonnes processed	kt	364	369	337
Average gold grade processed	g/t	1.36	1.68	1.58
Recovery	%	89.8	89.7	91.0
Gold produced	oz	14,402	17,708	15,685
Gold sold	oz	14,483	17,273	16,012
Financial data
Revenue(2)	M$	30.2	34.1	30.1
Cash costs(1)	M$	21.9	21.3	18.5
Sustaining capital(1)	M$	2.8	5.5	1.6
Sustaining lease payments	M$	0.4	0.4	0.4
Reclamation expenses	M$	0.2	0.2	0.1
Total AISC(1)	M$	25.3	27.4	20.6
AISC contribution margin(1)	M$	4.9	6.7	9.7
Non-sustaining expenditures	M$	2.7	2.8	1.6
Unit analysis
Realized gold price per oz sold	$/oz	2,085	1,977	1,877
Cash costs per oz sold(1)	$/oz	1,510	1,234	1,153
AISC per oz sold(1)	$/oz	1,745	1,588	1,279
Mining cost per tonne mined - open pit	$/t	2.30	2.39	2.25
Mining cost per tonne mined - underground	$/t	39.65	33.58	31.24
Processing cost per tonne processed	$/t	12.97	14.06	14.20
G&A cost per tonne processed	$/t	7.11	7.69	6.77
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2024 Analysis
Production
In Q1 2024, ounces produced were 8% lower at a 36% higher AISC per oz sold compared to Q1 2023. In Q1 2024, ounces sold were 10% lower and the average realized gold price was 11% higher compared to Q1 2023.
Production was lower in Q1 2024 compared to Q1 2023 mainly due to lower grades from open pit mining driven by mine sequencing, and lower underground tonnes mined as a result of slow development rates. These issues resulted in 14% lower grade processed, offset partially by 8% higher volume tonnes processed through the mill.
Open pit mining unit costs in Q1 2024 were in line with Q1 2023. Underground mining unit costs were higher in Q1 2024 compared to Q1 2023 due to increased labour costs as the result of renegotiated contracts, in addition to fewer underground ore tonnes mined. Processing unit costs were lower in Q1 2024 compared to Q1 2023 primarily due to higher ore tonne volumes processed.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Cash costs per oz sold were higher in Q1 2024 compared to Q1 2023 primarily due to lower production as a result of delays in accessing higher grade ore tonnes in the open pit and underground, as well as a 3% strengthening of the BRL compared to the USD compared to Q1 2023. AISC per oz sold was higher in Q1 2024 compared to Q1 2023 due to higher cash costs per oz sold, as well as higher sustaining capital spend compared to Q1 2023.
Sustaining capital expenditures in Q1 2024 were $2.8 million primarily related to underground development and construction of a TSF raise. Non-sustaining expenditures in Q1 2024 were $2.7 million primarily related to underground development and exploration.
Exploration and Development
In Q1 2024, the Company drilled 15,525 m of core focused on mineral reserve replacement in the immediate underground mine area. Surface exploration started late in the Quarter and 676 m of core was drilled on several brownfield and regional targets. Exploration expenditures at Fazenda in Q1 2024 were $1.9 million.
Outlook
Fazenda’s production guidance for 2024 is 65,000 to 70,000 ounces of gold, with cash costs of $1,195 to $1,295 per oz and AISC of $1,560 to $1,660 per oz.
Budgeted sustaining expenditures at Fazenda of $25 million in 2024 primarily relate to $6 million for underground development, $7 million for equipment acquisition and $5 million for exploration.

Management’s Discussion and Analysis For the three months ended March 31, 2024
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months ended March 31, 2024

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Ore mined	kt	85	849	202
Waste mined	kt	2,205	1,891	2,343
Open pit strip ratio	w:o	25.97	2.23	11.58
Ore rehandled	kt	179	57	186
Tonnes processed	kt	597	684	397
Average gold grade processed	g/t	0.62	0.90	0.51
Recovery	%	88.5	88.1	89.8
Gold produced	oz	10,932	16,994	6,342
Gold sold	oz	11,125	17,177	6,024
Financial data
Revenue(2)	M$	23.0	34.0	11.4
Cash costs(1)	M$	19.0	18.8	9.4
Sustaining capital(1)	M$	0.4	3.3	2.8
Sustaining lease payments	M$	0.5	2.5	1.9
Reclamation expenses	M$	0.2	0.3	0.2
Total AISC(1)	M$	20.1	24.9	14.3
AISC contribution margin(1)	M$	2.9	9.1	(2.8)
Care and maintenance	M$	—	—	1.0
Non-sustaining expenditures	M$	5.6	—	—
Unit analysis
Realized gold price per oz sold	$/oz	2,065	1,980	1,897
Cash costs per oz sold(1)	$/oz	1,709	1,097	1,557
AISC per oz sold(1)	$/oz	1,801	1,453	2,368
Mining cost per tonne mined	$/t	3.11	2.88	1.83
Processing cost per tonne processed	$/t	12.51	12.18	14.16
G&A cost per tonne processed	$/t	3.80	3.62	5.39
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2024 Analysis
Production
In Q1 2024, ounces produced were 72% higher at a 24% lower AISC per oz sold compared to Q1 2023. In Q1 2024, ounces sold were 85% higher and the average realized gold price was 9% higher compared to Q1 2023.
Production increased in Q1 2024 compared to Q1 2023 due to higher grades mined from in-situ mining, as well as a delay in Q1 2023 in receiving a license which meant the Company was not able to process ore until the third week of January 2023 and then processed primarily low-grade stockpiles.
Mining unit costs were higher in Q1 2024 compared to Q1 2023 due to lower availability of the rental fleet, lower productivity of the mining contractor, and maintenance on the owner-operated fleet. Productivity is expected to improve in future quarters with the replacement of the rental fleet being operated by RDM personnel. Processing and G&A unit costs were lower for Q1 2024 compared to Q1 2023 due to higher ore tonnes processed.
Cash costs per oz sold were higher in Q1 2024 compared to Q1 2023 primarily due to higher mining unit costs in addition to a 3% strengthening of the BRL compared to the USD compared to Q1 2023, offset partially by higher gold production due to higher grades mined. AISC per oz sold was lower in Q1 2024 compared to Q1 2023 mainly due to lower sustaining capital spend, offset partially by higher cash costs per oz sold.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Sustaining capital expenditures in Q1 2024 of $0.4 million were primarily related to mining equipment. Non-sustaining expenditures in Q1 2024 were $5.6 million related to capitalized stripping.
Exploration and Development
No exploration drilling occurred at RDM in Q1 2024.
Outlook
RDM production guidance for 2024 is 50,000 to 60,000 ounces of gold, with cash costs of $1,260 to $1,360 per oz and AISC of $1,800 to $1,900 per oz.
Budgeted sustaining expenditures at RDM of $29 million in 2024 include $5 million for a dry tailings storage facility and $22 million of equipment expenditures and rentals. In April 2024, RDM received the permit for the dry tailings storage facility. Budgeted non-sustaining expenditures of $14 million in 2024 relate primarily to capitalized stripping.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022.
Operating and financial results for the three months ended March 31, 2024

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Ore mined	kt	391	678	762
Waste mined	kt	2,832	1,323	3,069
Open pit strip ratio	w:o	7.25	1.95	4.03
Tonnes processed	kt	526	536	534
Average gold grade processed	g/t	1.19	1.17	1.26
Recovery	%	53.9	61.7	62.6
Gold produced	oz	11,836	12,044	14,485
Gold sold	oz	11,575	12,132	14,249
Financial data
Revenue(2)	M$	24.1	24.2	27.0
Cash costs(1)	M$	23.8	25.4	22.5
Sustaining capital(1)	M$	5.0	3.3	0.1
Sustaining lease payments	M$	0.1	0.1	0.1
Reclamation expenses	M$	0.3	0.2	0.3
Total AISC(1)	M$	29.2	29.0	23.0
AISC contribution margin(1)	M$	(5.0)	(4.8)	4.0
Non-sustaining expenditures	M$	0.8	0.6	0.4
Unit analysis
Realized gold price per oz sold	$/oz	2,083	1,993	1,892
Cash costs per oz sold(1)	$/oz	2,053	2,092	1,581
AISC per oz sold(1)	$/oz	2,519	2,392	1,610
Mining cost per tonne mined	$/t	3.14	3.45	3.14
Processing cost per tonne processed	$/t	23.83	25.84	26.12
G&A cost per tonne processed	$/t	4.44	5.66	5.90
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, mine-site free cash flow, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q1 2024 Analysis
Production
In Q1 2024, ounces produced were 18% lower at a 56% higher AISC per oz sold compared to Q1 2023. In Q1 2024, ounces sold were 19% lower and the average realized gold price was 10% higher compared to Q1 2023.
Production in Q1 2024 was lower than Q1 2023 due to 14% lower recoveries, 2% lower ore processed and 6% lower feed grades. Processing challenges were encountered in Q1 2024 and the plant had increased down time for modifications to the detox, adsorption/desorption/recovery (“ADR”) and electrowinning circuits. The team continues to work through planned optimization initiatives. In April 2024, recoveries progressively increased and averaged approximately 69%, which is in line with expectations for H1 2024.
Mining unit costs in Q1 2024 were in line with Q1 2023 unit costs. Processing unit costs in Q1 2024 were lower than Q1 2023 driven by lower cyanide costs. G&A unit costs in Q1 2024 were lower than Q1 2023 driven by a decrease in shared regional costs, which are allocated based on revenue.
Cash costs per oz sold were higher in Q1 2024 compared to Q1 2023 mainly due to lower production during the Quarter, in addition to a 3% strengthening of the BRL compared to the USD compared to Q1 2023. AISC per oz sold for Q1 2024 was higher compared to Q1 2023 due to higher cash costs per oz sold, in addition to higher sustaining capital spend driven by higher capitalized stripping.

Management’s Discussion and Analysis For the three months ended March 31, 2024
Sustaining capital expenditures in Q1 2024 were $5.0 million primarily related to capitalized waste stripping and a TSF raise. Non-sustaining expenditures in Q1 2024 were $0.8 million primarily related to exploration.
Exploration and Development
The 2024 surface exploration program at Santa Luz is underway and included 626 m of core drilling and an 18.6 line-kilometer program of soil sampling on regional targets. Exploration expenditures at Santa Luz in Q1 2024 were $0.8 million.
Outlook
The focus at Santa Luz in 2024 is on improving steady state plant throughput to achieve design capacity of 2.5 million tonnes per year and increasing recoveries, with the objective of achieving recoveries of 73% or more for the second half of 2024. In addition to modifications to the detox, ADR and electrowinning circuits, Santa Luz plans to add a new trunnion and desliming circuit in late Q2 2024. The new trunnion is expected to increase throughput by up to 10%. The addition of a desliming circuit is intended to remove the highest total organic carbon from ore feed and is expected to result in an overall improvement in recovery of up to 6%.
Santa Luz production guidance for 2024 is 70,000 to 80,000 ounces of gold, with cash costs of $1,495 to $1,595 per oz and AISC of $1,720 to $1,820 per oz.
Budgeted sustaining expenditures at Santa Luz of $17 million in 2024 relate primarily to a $7 million TSF raise, as well as the new trunnion and desliming circuit. Budgeted non-sustaining expenditures of $4 million in 2024 relate primarily to exploration.

Management’s Discussion and Analysis For the three months ended March 31, 2024

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
On April 23, 2024, the Company announced it will fully consolidate its ownership of Greenstone by acquiring Orion Mine Finance Group’s (“Orion”) 40% ownership interest in the project. The acquisition is expected to close in May 2024. The Company acquired an initial 50% interest in Greenstone in April 2021, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually.
2024 Update and Outlook
During Q1 2024, commissioning activities focused on the high-pressure grinding rolls (HPGR), ball mill #1, and thickener and leach tanks. Flocculant and lime were loaded into the system during the last week of March 2024. Wet commissioning activities for the gravity circuit, reagents, carbon stripping, refining and gold room advanced during the Quarter and are near completion. At March 31, 2024, the mine had moved more than 24.1 million tonnes of material and had more than 1.5 million tonnes of ore was stockpiled for commissioning. The operations team completed the assembly and commissioning of one additional Komatsu PC5500 shovel and one Komatsu L1850 wheel loader during Q1 2024. Fourteen CAT 793F trucks, two Epiroc D65 drills, two Epiroc Pit Viper 235 drills, three Komatsu PC5500 shovels and four Komatsu D375A-8 bulldozers were in service at March 31, 2024. Plant operational readiness activities were essentially complete at Quarter end and ready for plant operations and ramp-up, all senior plant operators were on board, and hiring was on track with more than 400 positions filled.
At the end of Q1 2024, $1,300 million had been spent on construction and commissioning (100% basis). The Company’s share was $54 million during the Quarter and $780 million project to date, which excludes capitalized interest and other non-cash amounts capitalized. The Company capitalized interest of $16 million during the Quarter and $76 million project to date.
Commissioning activities are expected to continue during Q2 2024. Ore was introduced into the system on April 6, 2024, the first gold pour is expected in May 2024, and commercial production is targeted by the end of Q3 2024. Process plant facilities will be turned over to the operations team in Q2 2024 and construction team demobilization activities are expected to be substantially complete by the end of Q2 2024. Mining activities will continue to ramp-up, with two additional Pit Viper 235 drills, one additional Komatsu PC5500 shovel, and eleven CAT 793F trucks planned to be delivered in Q2 and Q3 2024.
Los Filos Expansion, Guerrero, Mexico
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion that would increase production and extend the mine life of Los Filos by developing the Bermejal underground deposit and constructing a CIL processing plant that would process higher-grade ore and operate concurrent with the existing heap leach facilities.
2024 Update and Outlook
While the economic and production estimates outlined in the feasibility study were predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, the ability to successfully renegotiate existing land access agreements, an amended environmental permit, market conditions, and availability and cost of capital. Currently the Los Filos team is focused on implementation of operational improvements, advancing community dialogue, and social investment projects.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of mining mineralized material that was deposited in the open pits during prior mining operations and processing the material on a heap leach facility. Phase 2 is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
2024 Update and Outlook
During Q1 2024 the Company continued to advance optimization work on the processing circuit and continued work on Front End Engineering Design (“FEED”). While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (BLM)) in March 2022. The lead agencies reviewed Plan completeness in early 2023 and the BLM requested minor Plan changes, which were resubmitted for final BLM review in Q3 2023.

Management’s Discussion and Analysis For the three months ended March 31, 2024

DEVELOPMENT PROJECTS (CONTINUED)
The Company received the BLM determination that the Plan is complete in Q1 2024. The next step is to enter into a Memorandum of Understanding between the BLM, San Bernardino County and Castle Mountain to conduct an Environmental Impact Statement (“EIS”) / Environmental Impact Report to analyze the potential environmental impact of the Phase 2 expansion. The Company anticipates the draft EIS stage of formal environmental analysis to occur throughout 2024 and 2025.
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and satellite open pit deposits. The underground mine would operate concurrently with the existing open pit until the Piaba pit is fully mined out; afterwards, the satellite open pits would be mined concurrently with the underground mine.
2024 Update and Outlook
In Q1 2024, the Company continued to advance engineering studies for an underground mine at Piaba pit. The Company is focused on improving accuracy for underground work areas of ventilation, access from the portals and mining, as well as planning that is required prior to construction of a portal and underground decline that is planned to commence in late 2024. The underground decline would allow for bulk sampling and underground drilling. The portal and underground development would be sized to ultimately be useable as a production decline for underground operations.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
While Equinox Gold had two lost-time injuries during the Quarter, six of the Company’s mine sites had no lost-time injuries during Q1 2024. The Company’s Lost-time Injury Frequency Rate was 0.35 per million hours worked for the 12-month rolling period (0.46 for the Quarter), compared to the target of 0.61 per million hours worked for calendar year 2024. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 1.55 per million hours worked for the 12-month rolling period (1.61 for the Quarter), compared to the target of 3.00 per million hours worked for calendar year 2024.
Environment
The Company’s SEIFR was 0.30 per million hours worked for the 12-month rolling period (0.00 for the Quarter) compared to the target of 1.26 per million hours worked for calendar year 2024. During the Quarter, there were no significant environmental incidents as defined by the Company’s environmental standards.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold seeks to engage in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams seek feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During the Quarter, the Company undertook a number of Indigenous and community engagement activities.
In Canada, Greenstone sponsored curling and hockey tournaments in Geraldton and Longlac. Greenstone also started delivering Indigenous Cross-Cultural Awareness Training to its workforce, and members of the Greenstone team participated in the Lakehead University Powwow.
In Brazil, all sites continued the implementation of community programs that support education, sports, cultural development and skills training. Aurizona supported community health by providing opportunities for physical activity such as establishing a gym facility, investing in the Street Soccer program, and sponsoring the Female Soccer Tournament. Fazenda worked with one of its contractors to support their community hire program and successfully hired 14 individuals from Barrocas and Teofilândia in March.
Fazenda also organized an Easter egg manufacturing course for 40 women from Canto, Barreiras, and Fazenda Brasileiro, providing them with valuable skills and alternative income generating activities. Santa Luz assisted the local government with road maintenance and also organized an environmental education lecture in the Nova Esperança community. RDM supported the local government in their campaign to prevent and fight the spread of dengue fever.

Management’s Discussion and Analysis For the three months ended March 31, 2024

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
In Mexico, Los Filos continued the community dialogue process to agree on revisions to land use and social agreements that would improve the long-term economic viability of the mine. The site continues its commitment to supporting education through its Scholarship Programs. Additionally, Los Filos has started a reforestation campaign in Mezcala, with the collaboration and oversight of the Autonomous University of Guerrero, continued with construction of the Carrizalillo healthcare center, and supported local economy projects, such as mezcal production in Xochipala.
In the USA, Castle Mountain maintained an ongoing partnership with the Desert Research Institute, focusing on ecology research. To support conservation efforts, the team donated a dozen salvaged cactus to the Mojave Desert Heritage & Cultural Association and donated salvaged Joshua tree, yucca and other cacti to the Las Vegas Valley Water District.
ESG Reporting
During Q1 2024, the Company continued working on the 2023 ESG reporting cycle, which includes increasing the automation of site-level data collection. By the end of the Quarter, all data had been collected and consolidated. Following the publishing of the 2023 ESG report, the Company will conduct an internal audit of selected indicators that will help identify opportunities to improve the Company’s ESG data systems.
In March 2024, the Company received its Morningstar Sustainalytics ESG Risk Rating, achieving a score of 31 out of 100 (a lower number is better) a 14% improvement compared to the 2023 score.

CORPORATE
Acquisition of Orion’s 40% Interest in Greenstone
On April 23, 2024, the Company announced it had entered into a binding SPA with certain funds managed by Orion to acquire Orion’s 40% interest in Greenstone. Upon closing of the Transaction, the Company would own 100% of Greenstone. Under the terms of the SPA, the consideration to be paid by the Company consists of $705 million in cash on closing, $40 million cash payable by December 31, 2024 and 42,000,000 common shares of the Company. Closing of the Transaction is subject to customary closing conditions, including the receipt of certain regulatory approvals.
In connection with the Transaction, the Company received commitments from a syndicate of banks for a $500 million three-year term loan (the “Term Loan”) which will be used to partially fund the cash consideration payable pursuant to the SPA. The Term Loan will have a three-year term with no principal payments during the first two years. Commencing two years after the closing date, the Term Loan will be repaid in quarterly installments equal to 10% of the then outstanding principal amount of the Term Loan, with the remaining principal amount to be repaid at maturity. The Term Loan will enjoy the same security as the Company’s Revolving Facility, namely, first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries, and the Company’s present and future equity interests in Greenstone, and be subject to the same financial covenants as the Revolving Facility. The Term Loan will include a requirement that Equinox Gold hedge 15% of anticipated gold production through mid-2026.
Concurrent with the announcement of the Transaction, the Company entered into an agreement for a bought deal equity financing of up to 49,060,000 common shares of Equinox Gold at a price of $5.30 per common share, with a 15% over-allotment option (the “Offering”). The Offering closed on April 26, 2024 with the Company issuing 56,419,000 common shares for aggregate gross proceeds of approximately $299 million. The Company intends to use a portion of the proceeds from the Offering to partially fund the cash consideration payable pursuant to the SPA.
At-the-Market Equity Offering Program
For the three months ended March 31, 2024, the Company issued 10.9 million common shares under the ATM Program at a weighted average share price of $4.61 per common share for total gross proceeds of $50.2 million. At March 31, 2024, the Company had issued a cumulative total of 22.5 million (December 31, 2023 - 11.6 million) common shares under the ATM Program for total gross proceeds of $100.0 million (December 31, 2023 - $49.8 million), and the ATM Program had been fully utilized.
Convertible Note Amendment and Debt Covenants
Subsequent to March 31, 2024, the maturity date of the 2019 Convertible Notes was extended from April 12, 2024 to October 12, 2024 and the maturity date of the 2020 Convertible Notes was extended from March 10, 2025 to September 10, 2025. In addition, the conversion price of the 2020 Convertible Notes was amended from $7.80 per share to $6.50 per share.
The 2019 Convertible Notes and 2020 Convertible Notes are subject to standard conditions and covenants. During the Quarter, the Company amended certain of the financial covenants under the Revolving Facility. At March 31, 2024, the Company was in compliance with the applicable covenants.

Management’s Discussion and Analysis For the three months ended March 31, 2024

FINANCIAL RESULTS

Selected financial results for the three months ended March 31, 2024 and 2023

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2024	March 31, 2023
Revenue	$241.3	$234.1
Cost of sales
Operating expense	(183.8)	(172.2)
Depreciation and depletion	(46.2)	(47.4)
Income from mine operations	11.4	14.5
Care and maintenance expense	—	(1.1)
Exploration and evaluation expense	(2.5)	(1.8)
General and administration expense	(14.1)	(9.9)
Income (loss) from operations	(5.3)	1.6
Finance expense	(17.4)	(12.7)
Finance income	2.0	3.0
Share of net income (loss) in associate	0.4	(16.0)
Other income (expense)	(13.9)	31.9
Net income (loss) before taxes	(34.2)	7.8
Income tax recovery (expense)	(8.5)	9.6
Net income (loss)	$(42.8)	$17.4
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$(0.13)	$0.06
Diluted	$(0.13)	$0.05
Income from Mine Operations
Revenue for Q1 2024 was $241.3 million (Q1 2023 - $234.1 million) on sales of 116,504 ounces of gold (Q1 2023 - 123,295 ounces). Revenue increased by 3% in Q1 2024 compared to Q1 2023 primarily due to a 9% increase in the average realized gold price per ounce sold.
Gold ounces sold in Q1 2024 were 6% lower compared to Q1 2023. The decrease was primarily due to lower production at Los Filos, offset partially by higher production at Mesquite and RDM. At Los Filos, the lower production was a result of mine sequencing with more waste stripping during the Quarter, as well as the crusher being offline for most of the Quarter while a portion of the conveyor was relocated. At Mesquite, the higher production was mainly due to higher ore tonnes stacked on the leach pad as a result of contribution from three pits during the Quarter compared to one pit in Q1 2023. At RDM, production was higher mainly due to higher grades mined from in-situ mining, as well as a delay in Q1 2023 in receiving a license which mean the Company was not able to process ore until the third week of January 2023 and then processed primarily low-grade stockpiles.
Operating expense in Q1 2024 was $183.8 million (Q1 2023 - $172.2 million). The increase was primarily due to higher operating expense at RDM as a result of higher production, and at Castle Mountain, driven by higher operating costs, offset partially by lower operating expense at Los Filos as a result of lower production.
Depreciation and depletion in Q1 2024 was $46.2 million (Q1 2023 - $47.4 million). The decrease was primarily due to lower depreciation and depletion at Los Filos as a result of lower production, offset partially by higher depreciation and depletion at Mesquite due to higher sales volumes.
General and Administration
General and administration expense in Q1 2024 was $14.1 million (Q1 2023 - $9.9 million). The increase was primarily due to an increase in professional fees, driven by the impact of a change in classification of certain costs relating to the Company’s operating sites and costs associated with business development activities, and increases in share-based compensation expense and salaries and benefits, due in part to an increase in the number of employees compared to Q1 2023.

Management’s Discussion and Analysis For the three months ended March 31, 2024

FINANCIAL RESULTS (CONTINUED)
Finance Expense
Finance expense in Q1 2024 was $17.4 million (Q1 2023 - $12.7 million). The increase was primarily due to interest expense related to the gold sale prepay arrangements executed late in Q1 2023 and in Q2 2023 and the gold sale arrangement with Sandbox Royalties Corp. (“Sandbox”), which closed in Q4 2023 (collectively, the “Gold Prepay Transactions”).
Share of Net Income (Loss) in Associate
Share of net income in associate in Q1 2024 was $0.4 million (Q1 2023 - $16.0 million share of net loss). The increase from share of net loss to net income was primarily due to a net loss incurred by i-80 Gold in Q4 2022, which the Company recognized its share of in Q1 2023. The income in Q1 2024 relates only to the Company’s investment in Sandbox as the Company discontinued the use of the equity method to account for its investment in i-80 Gold on March 31, 2023 when the Company sold a portion of its shares in i-80 Gold.
Other Income (Expense)
Other expense for Q1 2024 was $13.9 million (Q1 2023 - other income of $31.9 million).
The following table summarizes the significant components of other income (expense):

	Three months ended
$ amounts in millions	March 31, 2024	March 31, 2023
Change in fair value of foreign exchange contracts	$(4.0)	$18.5
Change in fair value of gold contracts	(11.6)	(5.0)
Change in fair value of power purchase agreement	1.9	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	—	34.5
Loss on modification of Revolving Facility	—	(4.3)
Foreign exchange (gain) loss	$0.5	$(1.9)
Other expense	$(0.7)	$(9.9)
Total other income (expense)	$(13.9)	$31.9
The change in fair value of foreign exchange contracts for Q1 2024 was a loss of $4.0 million (Q1 2023 - gain of $18.5 million). The loss recognized in Q1 2024 was primarily due to the impact of the weakening of the BRL and CAD relative to the USD compared to Q4 2023. The gain recognized in Q1 2023 was primarily due to the impact of the strengthening of the MXN and BRL relative to the USD compared to Q4 2022.
The change in fair value of gold contracts for Q1 2024 was a loss of $11.6 million (Q1 2023 - loss of $5.0 million). The loss in Q1 2024 related to gold collar contracts entered into during 2023 and Q1 2024. The loss in Q1 2023 related to gold collar contracts that were in place when the Company acquired Leagold Mining Corporation. Both losses were driven by changes in the forward gold price relative to the gold contract strike price.
Income Tax Recovery (Expense)
In Q1 2024, the Company recognized a tax expense of $8.5 million (Q1 2023 - tax recovery of $9.6 million). The tax expense in Q1 2024 was primarily due to the impact of profitable operations in Brazil and Mexico. The tax recovery in Q1 2023 was primarily due to the impact of operating losses in Brazil and Mexico, as well as tax benefits on foreign exchange recoveries in connection with the strengthening of the BRL and MXN relative to the USD compared to Q4 2022 and an inflation adjustment in Mexico, offset partially by profitable operations in the US.

Management’s Discussion and Analysis For the three months ended March 31, 2024

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2024:

$ amounts in millions, except per share amounts	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Revenue	$241.3	$297.8	$284.7	$271.6
Cost of sales
Operating expense	(183.8)	(198.2)	(201.1)	(192.7)
Depreciation and depletion	(46.2)	(61.0)	(58.4)	(48.2)
Income from mine operations	11.4	38.6	25.2	30.7
Care and maintenance expense	—	—	—	(0.3)
Exploration and evaluation expense	(2.5)	(3.3)	(2.6)	(4.0)
General and administration expense	(14.1)	(10.0)	(14.0)	(12.3)
Income (loss) from operations	(5.3)	25.3	8.6	14.1
Finance expense	(17.4)	(17.9)	(15.3)	(14.3)
Finance income	2.0	2.4	3.0	3.3
Share of net income (loss) in associate	0.4	(0.4)	—	(1.1)
Other income (expense)	(13.9)	(1.0)	(2.3)	2.6
Net income (loss) before taxes	(34.2)	8.3	(5.9)	4.5
Income tax recovery (expense)	(8.5)	(4.5)	8.1	0.8
Net income (loss)	$(42.8)	$3.9	$2.2	$5.4
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$(0.13)	$0.01	$0.01	$0.02
Diluted	$(0.13)	$0.01	$0.01	$0.02

	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Revenue	$234.1	$259.3	$245.1	$224.6
Cost of sales
Operating expense	(172.2)	(168.2)	(188.8)	(170.7)
Depreciation and depletion	(47.4)	(59.0)	(48.9)	(37.0)
Income from mine operations	14.5	32.0	7.4	17.0
Care and maintenance expense	(1.1)	(1.4)	(2.9)	(4.7)
Exploration and evaluation expense	(1.8)	(4.5)	(6.2)	(4.5)
General and administration expense	(9.9)	(12.8)	(10.9)	(11.1)
Income (loss) from operations	1.6	13.3	(12.6)	(3.3)
Finance expense	(12.7)	(12.4)	(10.3)	(8.2)
Finance income	3.0	2.6	1.3	0.9
Share of net income (loss) in associate	(16.0)	(3.6)	4.9	(5.9)
Other income (expense)	31.9	(4.9)	(11.3)	(32.7)
Net income (loss) before taxes	7.8	(5.0)	(28.0)	(49.2)
Income tax recovery (expense)	9.6	27.6	(2.1)	(29.5)
Net income (loss)	$17.4	$22.6	$(30.1)	$(78.7)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.06	$0.07	$(0.10)	$(0.26)
Diluted	$0.05	$0.07	$(0.10)	$(0.26)

Management’s Discussion and Analysis For the three months ended March 31, 2024

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2024, the Company had financial, operating, and capital commitments of $720.0 million that require settlement within the next 12 months. In April 2024, the maturity date of the 2020 Convertible Notes was extended from March 2025 to September 2025, resulting in a $145.5 million decrease in commitments that require settlement within the next 12 months (refer to Commitments and Contingencies section).
At March 31, 2024, the Company had cash and cash equivalents of $125.3 million and marketable securities of $71.3 million. The Company has a $700.0 million Revolving Facility available for general corporate purposes, of which $164.6 million remained undrawn as at March 31, 2024. On April 9, 2024, the Company drew down $60 million on the Revolving Facility. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million.
In April 2024, in connection with the Transaction, the Company received commitments from a syndicate of banks for a $500 million Term Loan and received gross proceeds of approximately $299 million on close of the Offering on April 26, 2024.
Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its liquid assets, available credit from the Revolving Facility, and proceeds received in connection with the Offering which are not expected to be used to partially fund the cash consideration payable pursuant to the SPA, are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months, which includes repayment of its 2019 convertible notes in October 2024 and the required funding of Greenstone during commissioning.
Volatility in the gold price contributes to risk that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due, and fund the Company’s ongoing development and construction projects. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
Working Capital
Cash and cash equivalents at March 31, 2024 were $125.3 million (December 31, 2023 - $192.0 million) and net working capital was $101.3 million (December 31, 2023 - $354.4 million). The decrease in working capital compared to December 31, 2023 was primarily due to an increase in the current portion of loans and borrowings and deferred revenue associated with the Gold Prepay Transactions, in addition to decreases in marketable securities, derivative assets, and trade and other receivables. The significant components of working capital are described below.
Current inventories at March 31, 2024 were $414.6 million (December 31, 2023 - $412.0 million). The increase was mainly due to an increase in heap leach inventories at Los Filos, driven by a 19% increase in cost per ounce on the leach pad, offset partially by a 9% draw down of ounces from the leach pad. Offsetting the increase was a decrease in current inventories at Aurizona due to the processing of stockpiled ore as is typical during the rainy season.
Marketable securities at March 31, 2024 were $71.3 million (December 31, 2023 - $92.7 million). The decrease was primarily due to a $22.3 million decrease in the fair value of the Company’s investment in i-80 Gold.
Trade and other receivables at March 31, 2024 were $65.5 million (December 31, 2023 - $82.3 million). The following table summarizes the significant components of trade and other receivables:

$ amounts in millions	March 31, 2024	December 31, 2023
Trade receivables	$6.4	$9.9
Value-added tax receivables	46.7	55.3
Income tax receivables	5.6	7.6
Other receivables	6.8	9.6
Total other income (expense)	$65.5	$82.3
The decrease in value-added tax (“VAT”) receivable primarily relates to decreases at Los Filos and Aurizona.
Current liabilities at March 31, 2024 were $611.2 million (December 31, 2023 - $479.6 million). The increase was primarily due to reclassifying $136.1 million related to the Company’s 2020 Convertible Notes, which mature in March 2025, from non-current liabilities to current liabilities. Subsequent to March 31, 2024, the maturity date of the 2020 Convertible Notes was extended to September 2025.

Management’s Discussion and Analysis For the three months ended March 31, 2024

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash Flow
Cash provided by operating activities in Q1 2024 was $17.9 million (Q1 2023 - $143.4 million). The decrease in cash provided by operating activities was primarily due to a net cash payment of $139.5 million received in connection with the gold prepay arrangement entered into in March 2023.
Cash used in investing activities in Q1 2024 was $108.8 million (Q1 2023 - $56.8 million). In Q1 2024, the Company spent $104.8 million on capital expenditures (Q1 2023 - $127.9 million). The decrease in capital expenditures was primarily due to lower capital spending at Greenstone as construction was effectively complete at the end of 2023. Capital expenditures at Greenstone in Q1 2024 were $55.7 million excluding capitalized interest of $15.6 million (Q1 2023 - $83.8 million excluding capitalized interest of $7.4 million). In Q1 2023, the Company received $53.4 million related to the disposition of Solaris shares and $22.9 million related to the sale of a partial interest in i-80 Gold. There were no similar dispositions in Q1 2024.
Financing activities in Q1 2024 provided cash of $24.9 million (Q1 2023 - used cash of $3.5 million). In Q1 2024, the Company received net proceeds on issuance of shares of $49.2 million (Q1 2023 - $16.6 million). In Q1 2024, the Company did not draw on its Revolving Facility (Q1 2023 - $126.7 million), repaid principal and interest of $15.8 million (Q1 2023 - $141.3 million) and made lease payments of $8.8 million (Q1 2023 - $8.5 million).
Corporate Investments
At March 31, 2024, the Company’s corporate investments included the following:
•50.2 million shares of i-80 Gold (TSX: IAU), representing approximately 17.2% of i-80 Gold on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 20.3% of Sandbox on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 11.2% of Bear Creek on a basic basis
•10.8 million shares of Inca One (TSX: IO), representing approximately 19.99% of Inca One on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 386,395,908 shares issued and outstanding, 590,515 shares issuable under stock options and 7,816,123 shares issuable under restricted share units. The Company also has 75,410,406 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 470,212,952.

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at March 31, 2024:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$216,217	$—	$—	$—	$—	$—	$216,217
Loans and borrowings(1)(2)	345,278	59,314	558,417	8,308	180,830	—	1,152,147
Derivative liabilities	9,612	5,311	—	—	—	—	14,923
Lease liabilities(2)	16,834	12,507	7,944	5,800	2,281	89	45,455
Other financial liabilities(2)	7,510	13,016	7,510	7,350	6,710	2,333	44,429
Reclamation and closure costs(2)	10,525	16,508	19,263	17,533	15,510	129,049	208,388
Purchase commitments(2)	75,380	8,069	7,394	7,052	6,911	25,286	130,092
Other operating commitments(2)	38,597	21,862	22,737	23,646	24,592	11,668	143,102
Total	$719,953	$136,587	$623,265	$69,689	$236,834	$168,425	$1,954,753
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.

Management’s Discussion and Analysis For the three months ended March 31, 2024

COMMITMENTS AND CONTINGENCIES (CONTINUED)
At March 31, 2024, the Company had the following outstanding matters involving contingencies that, if not resolved favorably, could have an adverse impact on the Company’s financial performance, cash flows and results of operations:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At March 31, 2024, the Company recognized a provision of $7.3 million (December 31, 2023 - $7.8 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a freshwater pond on the Aurizona site overflowed. The TSF and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at March 31, 2024 totaling $10.2 million (2023 - $10.6 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines and public civil actions.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates, joint operation and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q1 2024.

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures (described in following section), sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Management’s Discussion and Analysis For the three months ended March 31, 2024

NON-IFRS MEASURES (CONTINUED)
Prior to Q2 2023, the Company’s calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company’s financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended
	March 31, 2024	December 31, 2023	March 31, 2023
Operating expenses	183.8	198.2	172.2
Silver revenue	(0.6)	(0.6)	(0.3)
Fair value adjustment on acquired inventories	(0.6)	1.6	(5.9)
Total cash costs	$182.6	$199.3	$165.9
Sustaining capital	39.0	42.7	32.5
Sustaining lease payments	2.6	4.6	3.8
Reclamation expense	2.8	1.7	2.2
Sustaining exploration expense	0.2	—	—
Total AISC	$227.2	$248.3	$204.4
Gold oz sold	116,504	149,861	123,295
Cash costs per gold oz sold	1,567	$1,330	$1,346
AISC per oz sold	$1,950	$1,657	$1,658
Sustaining Capital and Sustaining Expenditures
Sustaining expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment, and TSF raises. Sustaining expenditures includes sustaining capital, sustaining lease payments, reclamation expense and sustaining exploration expense.
The following table provides a reconciliation of sustaining expenditures to the Company’s total expenditures for continuing operations:

	Three months ended
$’s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Capital additions to mineral properties, plant and equipment(1)	$134.4	$157.0	$154.5
Less: Non-sustaining capital at operating sites	(10.0)	(8.1)	(4.6)
Less: Non-sustaining capital at development projects	(64.1)	(94.6)	(91.1)
Less: Capital expenditures - corporate	—	0.1	(0.1)
Less: Other non-cash additions(2)	(21.4)	(11.7)	(26.1)
Sustaining capital	$39.0	$42.7	$32.5
Add: sustaining lease payments	$2.6	$4.6	$3.8
Add: reclamation expense	$2.8	$1.7	$2.2
Add: sustaining exploration expense	$0.2	$—	$—
Sustaining expenditures	$44.6	$49.1	$38.5
(1)Per mineral properties, plant and equipment note of the Company’s financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Management’s Discussion and Analysis For the three months ended March 31, 2024

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.
In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Operating cash flow before non-cash changes in working capital	$47.7	$168.2	$195.4
Less: Fair value adjustments on acquired inventories	0.6	(1.6)	5.9
Less: Operating cash flow (generated) used by non-mine site activity(1)	7.3	(71.1)	(138.3)
Cash flow from operating mine sites	$55.7	$95.6	$63.0

Mineral property, plant and equipment additions	$134.4	157.0	154.5
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(85.5)	(106.2)	(117.3)
Capital expenditure from operating mine sites	49.0	50.8	37.1
Lease payments related to non-sustaining capital items	7.5	7.0	4.8
Non-sustaining exploration expense	2.3	3.1	1.8
Total mine-site free cash flow before changes in non-cash working capital	$(3.0)	$34.7	$19.3
(Increase) decrease in non-cash working capital	$(29.8)	$(42.3)	$(52.0)
Total mine site free cash flow after changes in non-cash working capital	$(32.8)	$(7.6)	$(32.7)
(1)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.
AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold, EBITDA and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt.
AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

Management’s Discussion and Analysis For the three months ended March 31, 2024

NON-IFRS MEASURES (CONTINUED)
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended
$’s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Revenue	$241.3	$297.8	$234.1
Less: silver revenue	(0.6)	(0.6)	(0.3)
Less: AISC	(227.2)	(248.3)	(204.4)
AISC contribution margin	$13.6	$48.9	$29.3
Gold ounces sold	116,504	149,861	123,295
AISC contribution margin per oz sold	$116	$326	$238

EBITDA and Adjusted EBITDA

	Three months ended
$’s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Net income (loss)	$(42.8)	3.9	17.4
Income tax expense (recovery)	8.5	4.5	(9.6)
Depreciation and depletion	46.4	61.3	47.5
Finance expense	17.4	17.9	12.7
Finance income	(2.0)	(2.4)	(3.0)
EBITDA	$27.7	$85.2	$65.0
Non-cash share-based compensation expense	2.4	2.6	1.5
Unrealized (gain) loss on gold contracts	10.6	12.7	5.4
Unrealized (gain) loss on foreign exchange contracts	18.4	(4.3)	(13.1)
Unrealized (gain) loss on power purchase agreement	(1.9)	(3.3)	—
Unrealized foreign exchange (gain) loss	(5.7)	1.5	2.3
Share of net (income) loss of investment in associate	(0.4)	0.4	16.0
Other (income) expense	1.2	0.6	(20.2)
Adjusted EBITDA	$52.2	$95.3	$57.0

Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Management’s Discussion and Analysis For the three months ended March 31, 2024

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$’s and shares in millions	March 31, 2024	December 31, 2023	March 31, 2023
Net income (loss) attributable to Equinox Gold shareholders	$(42.8)	$3.9	$17.4
Add (deduct):
Non-cash share-based compensation expense	2.4	2.6	1.5
Unrealized (gain) loss on gold contracts	10.6	12.7	5.4
Unrealized (gain) loss on foreign exchange contracts	18.4	(4.3)	(13.1)
Unrealized (gain) loss on power purchase agreement	(1.9)	(3.3)	—
Unrealized foreign exchange (gain) loss	(5.7)	1.5	2.3
Share of net (income) loss of investment in associate	(0.4)	0.4	16.0
Other (income) expense	1.2	0.6	(20.2)
Income tax impact related to above adjustments	1.2	0.6	(0.1)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	2.7	(12.2)	(17.5)
Adjusted net income (loss)	$(14.4)	$2.4	$(8.2)

Basic weighted average shares outstanding	324.0	313.7	311.6
Diluted weighted average shares outstanding	324.0	317.3	341.6
Adjusted income (loss) per share - basic ($/share)	$(0.04)	$0.01	$(0.03)
Adjusted income (loss) per share - diluted ($/share)	$(0.04)	$0.01	$(0.03)
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of loans and borrowings, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Current portion of loans and borrowings	$275.6	$138.6	$—
Non-current portion of loans and borrowings	653.5	786.4	832.7
Total debt	929.1	925.0	832.7
Less: Cash and cash equivalents (unrestricted)	(125.3)	(192.0)	(284.9)
Net debt	$803.8	$733.0	$547.8

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023. Except as disclosed in note 2(d) of the Company’s condensed consolidated interim financial statements, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

Management’s Discussion and Analysis For the three months ended March 31, 2024

ACCOUNTING MATTERS (CONTINUED)
Critical Accounting Estimates and Judgments
In preparing the Company’s condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended March 31, 2024, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any future-oriented financial information or financial outlook information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including the commissioning of Greenstone and the expansions at Castle Mountain, Los Filos and Aurizona; the Company’s ability to successfully complete the Transaction and the timing thereof, including receipt of all required regulatory approvals; the completion and closing of the Term Loan; the Company’s ability to pay the deferred payment in connection with the Transaction; the timing of Greenstone achieving first gold pour and commercial production; the Company’s ability to successfully renegotiate existing land access agreements at Los Filos and the anticipated impact on Los Filos if those negotiations are unsuccessful; the ability of the Company to mitigate the impact of the geotechnical event in the Piaba pit on planned 2024 production from Aurizona; the timing and the ability of the Company to complete an updated geotechnical assessment of the Piaba pit and nearby infrastructure and develop a plan to remediate long-term stability and recommence mining of the Piaba pit; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the potential future offerings of Securities under the Base Shelf Prospectus or corresponding Registration Statement on Form F-10 and any Prospectus Supplement; the Company’s expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target and implementing its water stewardship strategy; the expectations for the Company’s investments in Sandbox, i-80 Gold, and Bear Creek; and conversion of Mineral Resources to Mineral Reserves.
Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “maintain”, “potential”, “intend”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

Management’s Discussion and Analysis For the three months ended March 31, 2024

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; commissioning of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company’s ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the Company’s ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section titled “Risks and Uncertainties” in Equinox Gold’s MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Management’s Discussion and Analysis For the three months ended March 31, 2024

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.